

September 28, 2012

Via E-mail
Manuel Gonzalez Cid
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

> **Re:** **BBVA Banco Frances S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 001-12568**

Dear Mr. Gonzalez Cid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 3

Selected Financial Data, page 3

1. We note your disclosure in footnotes 5 and 6 to this table that you compute Return on average total assets, Return on average stockholders' equity and Operating expenses as a percentage of average total assets using the average of the fiscal-year beginning and fiscal-year ending balance of the period. Please tell us whether there would be a material change in these ratios if you were to use a daily, weekly, or monthly average and disclose the reasons why you do not use those averages. Also, disclose the procedures performed

to ensure that the period end balances are representative of the actual average during the year.

Item 1A. Risk Factors, page 7

2.   We note that many of your risk factor discussions are not specifically tailored to the company itself but rather discuss a general risk that could be applicable to many businesses in Argentina. Please revise the following risk factors to tie the discussion back to the company and explain how the risk may affect you if presented, or the extent to which the risk disclosed has adversely impacted your business and operations.

- "A considerable decrease in the public sector balance could negatively affect the Argentine economy, and access to international financial markets."

- "The Government has recently imposed a series of restrictions in the foreign exchange markets that could have a material adverse effect on the results and the solvency of the financial system."

- "As a consequence of the Financial Action Task Force's…evaluation report on Anti-Money Laundering and Combating Financing of Terrorism, Argentina has to implement measures in order to comply with FATF's recommendations…."

- "The short term structure of the deposit base of the Argentine financial system, including the Bank, could lead to a reduction in liquidity levels…."

- "Argentine corporate disclosure, governance and accounting standards may require the Bank to provide different information than would be required under U.S. standards."

3.   We note the following statement on page 10: "…as a consequence of the additional 75% capital buffer requirement, the Bank will not distribute dividends to shareholders during the present fiscal year." Please quantify the amount of the shortfall that prohibited you from distributing dividends to its shareholders.

4.   We note the discussion on page 11 under the heading "Factors Related to BBVA Frances' Subsidiaries." Please include an introductory heading prior to the discussion that summarizes the risk discussed, as you have done on pages 7 through 10.

5.   We note your discussion on page 119 of the volatility of credit ratings in Argentina, and as a result, the volatility of your credit ratings. Please include a risk factor on this topic.

Item 4. Information on the Company, page 11

Macroeconomic Environment, page 11

6.   We note the following statement on page 11: "Growth was driven mainly by Investment
        Private Consumption and Public Consumption (which increased 19.9%, 11.3% and
        10.8%, respectively year over year in real terms in the first 9 months of 2011)." It is
        unclear how the measure could increase "year over year" in "the first 9 months of 2011."
        Please clarify.

Credit Policy, page 47

7.   Please expand your disclosure to explain how risk related information is communicated
        to senior level executives and the board of directors. In expanding your disclosure,
        please discuss how often risk information is communicated; i.e., whether it is on a
        periodic basis, when a breach has occurred, or both. Your disclosure should clarify the
        hierarchy of the risk management committees and explain how the committees interact
        with the board and senior management to monitor your risk exposures.

8.   Please describe the material components of the changes to your risk management
        structure implemented during 2011, including a discussion of any changes to your
        underwriting standards.

9.   We note the following statement on page 48: "Risk premium continues being at the top of
        the financial system with a ratio of 2.04%, that BBVA Frances maintained throughout the
        year." Please disclose what the stated ratio is an indication of and how it is calculated.

Allowance for Loan Losses and Loan Loss Experience, page 51

10.   Based on your disclosure on page 53, it appears that you enter into refinancing
        agreements with certain borrowers. We also note your disclosure on page F-49 that
        certain loan customers are under court order or have entered into agreements with you to
        satisfy their debt on a different basis than the original loan terms. Please revise your
        disclosure in Note 21 to clarify the following related to refinanced, restructured, and
        renegotiated loans:

        •   Explain the types of refinancing, restructuring and renegotiation programs that
            you engage in and quantify the amount of loans modified under each program by
            type of loan.

        •   Discuss whether you classify all refinanced, restructured and renegotiated loans as
            troubled debt restructurings in accordance with US GAAP and, if not, describe
            why not.

- Quantify your success rates related to each type of material refinancing, restructuring and renegotiation program.

11.   You disclose on page 55 that borrowers can move between risk categories upon the cancellation of installments in arrears. Please revise your future filings to more clearly explain what this means. For example, clarify if you mean that the borrower has paid enough to satisfy the number of installments required to be classified at the lower risk rating, or whether you are forgiving contractual amounts owed to bring the loan into a lower risk rating. If the latter is true, quantify the amount of loans for which you have forgiven installments and revise your disclosure in Note 21 to clarify how these cancellations are considered under US GAAP.

Classification System According to Central Bank Regulations, page 51

12.   We note your mention of a "Special Tracking Committee" on page 58, which is not discussed elsewhere in the filing. Please explain the committee's function and where it falls in the organizational hierarchy.

The Argentine Banking System and Its Regulatory Framework, page 67

13.   Please revise this section in your future filings to discuss whether you are in compliance with each regulatory requirement discussed and, if not, discuss the impact that has on your business or financial results.

Operating Results, page 99

Allowance for Loan Losses, page 102

14.   You disclose that the decrease in the loan loss provisions in the fiscal year ended December 31, 2011 was mainly due to the continuous improvement of the quality of your portfolio, as well as the change in allowance policy as a result of periodically monitoring performance of the portfolios and financing. You go on to state that the decrease in fiscal year ended December 31, 2010 was mainly due to improvement in the quality of the portfolio as a result of the risk policy implemented. Please revise your disclosure in future filings to discuss the nature of the change in allowance policy that you implemented in 2011, as well as the risk policy implemented in 2010, and more clearly explain how each of these changes in allowance and risk policy resulted in credit quality improvement within your loan portfolio.

15.   Additionally, please revise your disclosure in future filings to more clearly explain the changes in your non-performing loan ratio. Specifically, address the overall increase in non-performing loans in 2011 offset by the significant decrease in non-performing loans classified as "Others" on page 63.

16.   Furthermore, please revise your disclosure in future filings to discuss the trend in your charge-offs, given the decrease from Ps. 120 million in 2010 to Ps. 85 million in 2011 as disclosed on page 64. Specifically, address the reason for the significant decrease in the charge-offs for consumer loans, including whether you have made any charge-off policy changes or underwriting changes recently that resulted in this trend.

Financial Condition, page 108

Total Assets, page 108

17.   We note that you have significant changes in the balances of certain of your assets and liabilities. For example, your receivables from spot and forward purchases and sales increased materially during the current period and subsequently decreased per your Form 6-K furnished August 17, 2012. Please revise your future filings to discuss the reasons for changes in your financial condition for each reported period. Refer to Item 5 of Form 20-F and Interpretive Release No. 33-6835, which is available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Compensation of Directors and Officers, page 128

18.   Item 6.B.1 of Form 20-F requires that disclosure of compensation be provided on an individual basis unless individual disclosure is not required in a company's home country and the information is not otherwise publicly disclosed. Please confirm that individual disclosure is not required under Argentine law and that the information is not publicly disclosed, or provide proposed disclosure of compensation on an individual basis for the company's directors and members of its administrative, supervisory or management bodies.

Notes to the Consolidated Financial Statements, page F-14

Note 21 – Summary of Significant Differences Between the Argentine Central…, page F-62

21.1. Income taxes, page F-62

19.   We note that the adjustment for deferred taxes to reconcile net income to US GAAP is an increase of Ps. 156.814 billion. Please revise your disclosure in future filings to more clearly explain the basis for the adjustment to increase net income for deferred taxes under US GAAP. Specifically, revise your rate reconciliation to quantify the income tax impact related to each material factor by addressing the following:

- Disaggregate the components of the rate reconciliation included in "other, net," and separately disclose the income tax related to changes in your valuation allowance under US GAAP.

- Disaggregate the adjustments to reconcile income tax to US GAAP by separately disclosing the impact of TOMPI and the impact of increasing the valuation allowance under BCRA rules as well as any other material factors.

20.   We note that the adjustment for allowances on deferred tax assets to reconcile net income to US GAAP is a decrease of Ps. 156.109 million. Please tell us why reversing the valuation allowance under BCRA rules would result in a decrease to net income under US GAAP. In this regard, your disclosure in Note 21.1 on page F-64 indicates that the adjustment to reconcile Allowances on deferred tax assets under BCRA rules to U.S. GAAP is an increase to net income.

21.4. Loan loss reserve, page F-66

21.   You disclose that the amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical write-off experience, mix of loans and other factors. As write-offs are a material factor in determining your allowance for loan losses, please revise your disclosure in future filings to clarify your policy for writing off uncollectible financing receivables. Refer to ASC 310-10-50-11B(b).

22.   We note that you disclose past due loans as of December 31, 2011 and 2010 on page F-49, and as of June 30, 2012 on page 36 of your Form 6-K filed August 17, 2012. Please revise your disclosure in future filings to disclose an aging analysis of your past due loans for each period presented by class of financing receivable. Refer to ASC 310-10-50-7A and ASC 310-10-55-9.

21.4.1. Interest recognition – non-accrual loans, page F-67

23.   You disclose that you suspend the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Please revise your disclosure in future filings to state the threshold, as it relates to past due status, beyond which you place all loans on non-accrual status and clarify whether this threshold varies by loan class. Refer to ASC 310-10-50-6(a). Additionally, please disclose your policy for resuming accrual of interest on these loans. Refer to ASC 310-10-50-6(c).

21.4.2. Impaired loans – Non-Financial Private Sector and residents abroad, page F-67

24.   You disclose that loans are considered impaired when, based on your evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. Please revise your disclosure in future filings to state the factors that you consider in determining that a loan is impaired, and clarify whether you consider a threshold, as it relates to past due status, beyond which you identify all loans as impaired. Also, clarify whether the factors that you identify, including the threshold, vary by loan class. Refer to ASC 310-10-50-15(e).

25.   You disclose on page 56 that under central bank regulation, banks must establish certain levels of required provisions and we note your discussion and reconciling item related to impaired loans in Note 21.4.2. However, it is unclear how you considered the effect of these mandated provisions on your collective allowances under US GAAP, which requires consideration of your own loss history as the basis for estimating the inherent loss within a loan portfolio. Please revise your future filings to disclose whether you consider this to be a US GAAP reconciling item. If so, revise your reconciliation on page F-78 to separately quantify the amounts related to differences in the estimation of the allowance for loan losses. If not, tell us why not.

21.5. Government and other debt securities – Available for sale, page F-69

26.   Your adjustment to income for available for sale securities is an increase of Ps. 314.611 million for the year ended December 31, 2011. Please revise your disclosure in future filings to more clearly explain the nature of this adjustment. For example, clarify whether the Ps. 213 million increase to net income from continuing operations is primarily related to the losses recorded for those securities accounted for at fair value under Argentinian Banking GAAP, or something else. Similarly, clarify what the remaining increase to net income from discontinued operations of Ps. 101.6 million represents.

21.24. Cash flows information, page F-81

27.   We note your reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10 on page F-82. Please revise your future filings to clearly identify and discuss each reconciling item in your disclosure. For example, we note your adjustment related to allowances for doubtful loans and special reserves, net of reversals but it is unclear how this adjustment relates to the reconciliation on page F-78. Alternatively, revise your disclosure in future filings to include a US GAAP cash flow statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Celia Soehner at (202) 551-3463 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director